SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                             (AMENDMENT NO. 2)
                           TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                              ________________
                      NOVACARE EMPLOYEE SERVICES, INC.
                         (NAME OF SUBJECT COMPANY)

                        NEW PLATO ACQUISITION, INC.
                            PLATO HOLDINGS, INC.
                                 (Bidders)
                              ________________

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ________________
                                 66986 Q10
                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ________________
                              GREGORY M. CASE
                            PLATO HOLDINGS, INC.
                      455 SOUTH GULPH ROAD, SUITE 410
                         KING OF PRUSSIA, PA 19406

                         TELEPHONE: (610) 265-0286
                         FACSIMILE: (610) 265-4959
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:
                           LOUIS A. GOODMAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             ONE BEACON STREET
                              BOSTON, MA 02108
                         TELEPHONE: (617) 573-4800
                         FACSIMILE: (617) 573-4822

                              OCTOBER 18, 1999




                         CALCULATION OF FILING FEE
                     TRANSACTION VALUATION* $75,685,000
                        AMOUNT OF FILING FEE $15,137

 __________
 * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 30,274,000 shares of common stock, $0.01 par value (the "Shares"), of NovaCare Employee Services, Inc. at a price of $2.50 per Share in cash. Such number of Shares represents the 30,274,000 Shares outstanding as of September 8, 1999. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [X]  Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $15,137
 Form or Registration No.: Schedule 14D-1
 Filing Party: New Plato Acquisition, Inc
                                    Plato Holdings, Inc.
 Date Filed: September 15, 1999



 ITEM 10.  ADDITIONAL INFORMATION.

      On October 15, 1999 the Expiration Date of the tender offer was extended until 12:00 midnight, New York City time, on Monday, October 18, 1999.

      As of 5:30 p.m., October 15, 1999, 29, 054, 819 shares representing 96% of the outstanding shares of NovaCare Employee Services, Inc. were tendered.


 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      Exhibit (a)9.  Press Release dated October 18, 1999.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  October 18, 1999


                                      NEW PLATO ACQUISITION, INC.


                                      By:    /s/  ERIC B. LASS
                                          _________________________________
                                      Title: Vice President


                                      PLATO HOLDINGS, INC.


                                      By:    /s/  ERIC B. LASS
                                          _________________________________
                                      Title:  Vice President



                             INDEX TO EXHIBITS


 Exhibit
 Number        Exhibit
 -------       -------

 (a)9          Press Release of Parent dated October 18, 1999.